December 16, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3030

Attn:	Mr. Martin James
Senior Assistant Chief Accountant

Re:	The Gorman-Rupp Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 4, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed October 28, 2013
File No. 001-06747

Dear Mr. James:

In connection with your letter dated December 2, 2013, The Gorman-Rupp Company submits the following responses to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Risk Factors, page 5

1.	Comment: Please provide us your analysis of whether your operations create a material risk of claims under laws such as the Foreign Corrupt Practices Act.

Response:

Approximately 90% of our sales are domiciled within or originated from the United States and another 9% are based in Canada and Europe which significantly reduces our current risk to our consolidated financial statements regarding the Foreign Corrupt Practices Act (“FCPA”).

The Company has implemented policies, procedures, and internal controls that are designed to assist our compliance with the FCPA and other applicable anti-corruption laws in the United States and in the other jurisdictions in which we operate. Our compliance program applies to all divisions and subsidiaries of The Gorman-Rupp Company, and its distributors, representatives and other customers.

We consistently review, promote and revise these policies and controls to enhance our oversight. We also add to our compliance through periodic testing by our internal audit function. We believe our policies and procedures minimize FCPA and similar compliance risks.

Exhibit 13

Note A. Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 8

2.	Comment: We see that you have revised your policy from the prior year. You disclose that revenue is generally recognized when the criteria discussed in SAB Topic 13.A are met and that this normally occurs upon shipment. Please quantify and describe for us the nature of your transactions which do not meet your general revenue recognition criteria or are not considered normal.

Response:

Approximately 98% of our sales transactions result in the recognition of revenue at the time of shipment. The transactions which vary from our general revenue recognition criteria account for approximately 2% of our revenue and are affiliated with phased model testing and design approval under occasional long-term contracts and pump rentals.

3.	Comment: In this regard, we note the disclosure in Note I on page 14 that you sell your products through a network of third-party and foreign distributors. Please summarize for us the significant terms of your agreements with these distributors, including discussion of any price protection or rights of return other than for warranty. Please tell us how the terms of these agreements impact your recognition of revenue.

Response:

Revenue from product sales to our independent distributor network is recognized upon shipment since the fundamental criteria of revenue recognition in accordance with the criteria discussed in SAB Topic 13.A are met.

The sale of products to these customers is not contingent upon the distributor selling the product to the end-user. The Company has a stated return authorization policy that generally allows for the right to return new and unused product for credit, net of typical freight and restocking fees. An accrual is recorded for sales returns and allowances based on historical 12-month experience and weighted average lag time and has historically been negligible; sales returns and allowances for 2012 were $390,000 or 0.1% of sales.

The Company’s agreements with its distributors do not include price protection. Product pricing generally is based on standard price lists, and when engineered product configurations differ from standard products an advance custom quotation is given and governs the sale.

Note G. Pensions and Other Post-retirement Benefits, page 11

4.	Comment: With respect to your settlements in 2011 and 2012, please explain how you accounted for and measured the settlements and why, citing the accounting literature you relied upon. Explain why you refer to the settlements as non-cash.

Response:

Our retirement distributions have been high the last three years due to increased numbers of personnel retiring with 30-plus years of service and accumulated defined benefit plan benefits, nearly all of whom elect lump sum payments. We accounted for the pension settlement losses in accordance with FASB ASC 715-30, Compensation – Retirement Benefits, which has required a loss to be recognized when our distributions exceeded the sum of the service cost and interest cost components of net periodic pension cost. The amounts of our related settlement losses are calculated by a third-party actuary.

Cash is only affected when the Company makes a contribution to fund the plan. The settlement loss is referred to as non-cash to remind our financial statements readers and users we are recognizing a pension expense component of other comprehensive income (loss) that does not have a cash impact.

Note I. Business Segment Information, page 14

5.	Comment: In future filings please disclose the amount of revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so consistent with FASB ASC 280-10-50-40.

Response:

Beginning with our December 31, 2013 Form 10-K filing, the Company will disclose the amount of revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so consistent with FASB ASC 280-10-50-40.

6.	Comment: In future filings please disclose the geographic information with respect to long-lived assets required by FASB ASC 280-10-50-41(b).

Response:

As of December 31, 2012, 98% of the Company’s long-lived assets were located in the United States. While we believe this disclosure is not currently material to our financial statements, in future filings we will disclose this information.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview and Outlook, page 15

7.	Comment: We note your mention of a “significant New Orleans flood control project” in the first paragraph of page 16. Please tell us whether this project, or any other significant contract, will generate margins that differ from your historically reported margins. Please also tell us about the material termination, cancellation or delay provisions of those agreements and whether the agreements are subject to material contingencies such as government funding.

Response:

The margins related to the Permanent Canal Closure Project (“PCCP”) contract regarding flood control pumps for New Orleans, and other significant contracts, are expected to be in line with our historically reported margins. The PCCP contract, and other significant contracts, contain standard termination, cancellation and delay provision language and are not subject to material contingencies, including any related to government funding.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

8.	Comment: Please tell us and clarify in future filings (1) the reason for the changes in end markets materially affecting your results and (2) the material trends affecting your business in those markets.

Response:

We prepare our MD&A disclosures with the objectives of enhancing our financial disclosures and providing the context within which financial information is analyzed and evaluated by management, and adding clarifying information for other users about the quality of, and potential variability of, our earnings and cash flows. Our goal is to provide such detail for approximately 90% of each period’s comparative changes.

Some added commentary related to our third quarter 2013 compared to our third quarter 2012 results:

Our sales increases in our water end markets were aided in our agriculture market by the addition of American Turbine acquired in the fourth quarter 2012 and in our fire protection market by some improvement in commercial real estate. Partially offsetting these increases were decreased shipments for Gulf Coast flood control projects primarily due to timing of deliveries. Our sales increases in the non-water markets were also aided in our industrial market by the addition of American Turbine acquired in the fourth quarter 2012.

Some added commentary related to our nine months 2013 compared to nine months 2012 results:

Our sales increases in our water end markets were aided by the timing of deliveries of some Gulf Coast flood control projects, some improvement in domestic commercial real estate building which aided our fire protection market, and the addition of American Turbine acquired in the fourth quarter 2012 which aided our agriculture market sales. Our sales increases in the non-water markets were aided by international pump shipments to the pipeline industry for the petroleum market.

In future filings, we will give additional consideration to whether we consistently are achieving our 90% explanations goal.

Regarding material trends, for several recent years and reporting periods we have noted that the most important trends affecting our business include U.S. and global economic and political uncertainties that continue to be a negative influence on capital goods and other investment and purchases within most of our markets. However, we have begun to increase our outlook that some significant underlying factors will begin raising demand in 2014 and beyond, such as the need for infrastructure improvements along with global needs for safe drinking water and proper sanitation.

In future filings, we will continue to consider whether our narrative discussion addresses any known or determinable trends or uncertainties that we expect will have, or are reasonably likely to have, a material impact on net sales, income from continuing operations, or liquidity and capital resources, as required by Item 303 of Regulation S-K and related Commission Guidance.

In connection with providing its responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of your staff has any further questions or comments concerning the Company’s responses, please contact me at (419) 755-1397.

Sincerely,

/s/ Wayne L. Knabel
Wayne L. Knabel
Chief Financial Officer